SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

OUTERWALL INC.

(Name of Subject Company (issuer) and Filing Person (as Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

J. Scott Di Valerio

Chief Executive Officer

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens Fischer

Allison Handy

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction value(1)	Amount of filing fee(2)
$350,000,000	$45,080

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $350,000,000 in value of shares of common stock of Outerwall Inc. at a price not greater than $76.32 and not less than $66.82 per share in cash.
(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,080	Filing Party: Outerwall Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 7, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Outerwall Inc., a Delaware corporation (“Outerwall” or the “Company”), on February 7, 2014, as amended on February 26, 2014 (the “Schedule TO”), in connection with the Company’s offer to purchase up to $350 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $76.32 nor less than $66.82 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On March 10, 2014, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 Midnight, New York City Time, at the end of the day of March 7, 2014. A copy of such press release is filed as Exhibit (a)(5)(vii) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description

(a)(5)(vii)	Press Release announcing the preliminary results of the Offer, dated March 10, 2014

1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2014	OUTERWALL INC.

	By:	/s/ J. Scott Di Valerio
J. Scott Di Valerio
Chief Executive Officer

2

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Purchase, dated February 7, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)*	Press release announcing the commencement of the Offer, dated February 7, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(a)(5)(iii)*	Communication to Employees of the Company, dated February 7, 2014

(a)(5)(iv)	Press release for the year ended December 31, 2013 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(v)	Prepared Remarks dated February 6, 2014 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on February 6, 2014)

(a)(5)(vi)*	Investor Presentation dated February 26, 2014

(a)(5)(vii)**	Press Release announcing the preliminary results of the Offer, dated March 10, 2014

(b)(1)	Second Amended and Restated Credit Agreement, dated July 15, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Wells Fargo Bank, National Association, as syndication agent, HSBC Bank USA, National Association, Royal Bank of Canada and U.S. Bank National Association, as co-documentation agents, as well as other lenders that are parties thereto (incorporated herein by reference to the Company’s Form 8-K filed on July 21, 2011, File Number 000-22555).

(b)(2)	First Amendment to Credit Agreement, dated as of October 25, 2011, among Coinstar, Inc., as borrower, Bank of America, N.A., as administrative agent for the lenders, and the other lenders party thereto (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(b)(3)	Consent, Waiver and Amendment dated March 7, 2013 under Second Amended and Restated Credit Agreement, dated July 15, 2011, as amended (incorporated herein by reference to the Company’s Form 8-K filed on March 12, 2013, File Number 000-22555).

(b)(4)	Supplement and Amendment to Second Amended and Restated Credit Agreement, effective as of December 9, 2013, among Outerwall Inc., as borrower, the Revolving Lenders, the Additional Term Facility Lenders, and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Company’s Form 8-K filed on December 10, 2013, File Number 000-22555).

(d)(1)	Amended and Restated 1997 Non-Employee Directors’ Stock Option Program (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, File Number 000-22555).

(d)(2)	Executive Deferred Compensation Plan, as amended and restated on December 31, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(3)	2011 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, File Number 000-22555).

(d)(4)	2012 Incentive Compensation Plan for Section 16 Officers (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(5)	Outerwall Inc. 2011 Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(6)	Equity Grant Program for Nonemployee Directors Under the 2011 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(7)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(8)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(9)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(10)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(11)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(12)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(13)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(14)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(15)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(16)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, File Number 000-22555).

(d)(17)	1997 Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Form DEF 14A filed on April 23, 2010, File Number 000-22555).

(d)(18)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice for option grants made prior to December 12, 2005 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File Number 000-22555).

(d)(19)	Form of Restricted Stock Award under the 1997 Amended and Restated Equity Incentive Plan for awards made prior to December 12, 2005 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2005, File Number 000-22555).

(d)(20)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(21)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(22)	Form of 1997 Amended and Restated Equity Incentive Plan Stock Option Grant Notice and Form of Stock Option Agreement for option grants made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(23)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made between December 12, 2005 and March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(24)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for awards made after December 12, 2005 to Plan Participants other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(25)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made prior to March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(26)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards made on or after March 30, 2010 to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File Number 000-22555).

(d)(27)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 1997 Amended and Restated Equity Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(28)	Amended and Restated Equity Grant Program for Nonemployee Directors under the Coinstar, Inc. 1997 Amended and Restated Equity Incentive Plan, as amended on June 4, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, File Number 000-22555).

(d)(29)	Form of Restricted Stock Award under the 1997 Amended And Restated Equity Incentive Plan for Awards Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(30)	Form of Stock Option Grant under 1997 Amended and Restated Equity Incentive Plan For Grants Made to Nonemployee Directors (incorporated by reference to the Company’s Form 8-K filed on June 14, 2006, File Number 000-22555).

(d)(31)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(32)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File Number 000-22555).

(d)(33)	Summary of Director Compensation (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(34)	Policy on Reimbursement of Incentive Payments (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(35)	Form of Change of Control Agreement (incorporated by reference to the Company’s Form 8-K filed on March 7, 2007, File Number 000-22555).

(d)(36)	First Amendment to Form of Change of Control Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, File Number 000-22555).

(d)(37)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(38)	Amended and Restated Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and J. Scott Di Valerio (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(39)	Change of Control Agreement between Coinstar, Inc. and J. Scott Di Valerio, dated January 19, 2010 (incorporated by reference to the Company’s Form 8-K filed on January 20, 2010, File Number 000-22555).

(d)(40)	Offer Letter, dated January 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(41)	Employment Agreement, entered into on January 2, 2013 and effective as of April 1, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(42)	Change of Control Agreement, dated as of January, 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to the Company’s Form 8-K filed on January 3, 2013, File Number 000-22555).

(d)(43)	Restricted Stock Purchase Agreement, dated July 17, 2009, between Coinstar, Inc. and Sony Pictures Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File Number 000-22555).

(d)(44)	Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of July 19, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, File Number 000-22555).

(d)(45)	Second Amendment to Restricted Stock Purchase Agreement between SPHE Scan Based Trading Corporation and Coinstar, Inc., dated as of August 29, 2011, between Coinstar, Inc. and Sony (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File Number 000-22555).

(d)(46)	Restricted Stock Purchase Agreement, dated June 15, 2010, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File Number 000-22555).

(d)(47)	First Amendment to Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(48)	Restricted Stock Purchase Agreement, dated October 26, 2011, between Coinstar, Inc. and Paramount Home Entertainment Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, File Number 000-22555).

(d)(49)	Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(50)	First Supplemental Indenture, dated as of September 16, 2009, between Coinstar, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(51)	Form of 4.00% Senior Convertible Note due 2014. Reference is made to Exhibit A of Exhibit (d)(50) (incorporated by reference to the Company’s Form 8-K filed on September 16, 2009, File Number 000-22555).

(d)(52)	Description of the Company’s share-based compensation and share-based payments for content arrangements (incorporated by reference to Note 10 to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, File Number 000-22555).

(d)(53)	Description of the Company’s officer and director stock ownership guidelines and compensation and post-termination compensation and benefits (incorporated by reference to sections captioned “Compensation Discussion and Analysis—Officer Stock Ownership Guidelines,” “Named Executive Officer Compensation” and “Director Compensation” in the Company’s Definitive Proxy Statement on Form DEF 14A filed on May 13, 2013, File Number 000-22555).

(g)	None.

(h)	None.

*	Previously filed
**	Filed herewith